Exhibit A

Press Release
Ceragon Expands FibeAir® IP-20 Product Series for North America - May 20, 2013

Ceragon Expands FibeAir® IP-20 Product Series with the Most
Compact High Power Solutions for North America

Showcases FibeAir IP-20A - an ultra-high power all-indoor solution and FibeAir IP-20C HP - a high power multi-core all-outdoor solution, both supporting 2048QAM, at CTIA Wireless

CTIA Wireless Pre-Conference, Las Vegas, NV, May 20, 2013 - Ceragon Networks Ltd. (NASDAQ: CRNT), the #1 wireless backhaul specialist, today introduced the newest additions to its FibeAir IP-20 product series. FibeAir IP-20A and FibeAir IP-20C HP offer the most compact, high power radios in the industry. Both solutions are designed to address the unique needs of North American carriers, alternative access vendors and private network operators for compact, high power all-indoor and all-outdoor configurations. These new solutions allow Ceragon customers to build highly reliable, cost-efficient networks and ensure the lowest total cost of ownership (TCO). Utilizing Ceragon’s powerful in-house radio technology and featuring 2048QAM, the new FibeAir IP-20A and FibeAir IP-20C HP solutions boost net radio capacity by 35%. The amplified transmit power also improves microwave link availability and extends reach, while using smaller antennas.

Ceragon will demonstrate its new compact, high power solutions at CTIA Wireless, May 21-23, 2013, booth #2270.

The NEBS-compliant FibeAir IP-20A features an enhanced version of Ceragon’s powerful RFU-A - a small footprint, all-indoor radio, which provides 6dB of additional Tx power. Ideal for secure, long distance network deployments with demanding rack-space requirements, FibeAir IP-20A offers unmatched resiliency, dramatically increases link distance and allows the use of smaller antennas without compromising link performance. In addition, this expandable solution offers versatile usage of rack-space enabling 1+1/ 2+0 in only 2RU; up to 4+0 in only 3RU; and fully protected 2+2 or 4+0 installations including all networking and control functions in 4RU only. The compact, all-indoor FibeAir IP-20A is the first in a series of North American solutions which will include a wireless multi-technology node for multi-carrier, split-mount and E/V-band deployments.

FibeAir IP-20C HP is a high power North American version of Ceragon’s multi-core solution for all-outdoor applications. This unique solution allows for high carrier-density installations in a small form factor in the 6-11 GHz spectrum bands. Employing Ceragon’s in-house RF and modem chip design, FibeAir IP-20C HP delivers 1.3Gbps over 80MHz channels. In 30MHz channels the solution delivers 1Gbps using 4x4 MIMO technology. Doubling the capacity over any channel bandwidth at half the power consumption, it can significantly reduce network operators’ TCO while ensuring high quality, capacity and reliability in long distance installations. FibeAir IP-20C HP is in deployment with a number of US-based service providers to carry high-speed wireless broadband and 4G/LTE traffic.

Press Release
Ceragon Expands FibeAir® IP-20 Product Series for North America - May 20, 2013

FibeAir IP-20A and IP-20C HP are the latest implementations of Ceragon’s Holistic HetNet Hauling (3H) vision.  3H combines technologies, equipment and services to address the disruptive change in mobile network paradigms, and their evolution towards data-driven, 4G/LTE-A HetNets (heterogeneous networks).

“Our commitment to the North American market is demonstrated in the solutions we are introducing today,” said Ira Palti, President and CEO of Ceragon. “Our expanded FibeAir IP-20 product series which features the most compact, high power radios in the industry answers the unique requirements of North American network operators for high capacity wireless hauling that can facilitate the expansion of 4G/LTE. Our growing North American customer base can now benefit from a versatile set of solutions for a wide variety of deployment scenarios. The feedback we have received from initial deployments and ongoing customer trials is extremely positive, and we look forward to presenting the platform to additional operators throughout the year.”

About Ceragon Networks Ltd.
Ceragon Networks Ltd.(NASDAQ: CRNT) is the #1 wireless backhaul specialist.  We provide innovative, flexible and cost-effective wireless backhaul and fronthaul solutions that enable mobile operators and other wired/wireless service providers to deliver 2G/3G, 4G/LTE and other broadband services to their subscribers.  Ceragon’s high-capacity solutions use microwave technology to transfer voice and data traffic while maximizing bandwidth efficiency to deliver more capacity over longer distances under any deployment scenario. Based on our extensive global experience, Ceragon delivers turnkey solutions that support service provider profitability at every stage of the network lifecycle enabling faster time to revenue, cost-effective operation and simple migration to all-IP networks.  As the demand for data pushes the need for ever-increasing capacity, Ceragon is committed to serve the market with unmatched technology and innovation, ensuring effective solutions for the evolving needs of the marketplace. Our solutions are deployed by more than 430 service providers in over 130 countries.

Press Release
Ceragon Expands FibeAir® IP-20 Product Series for North America - May 20, 2013

Ceragon Networks® and FibeAir® are trademarks of Ceragon Networks Ltd., registered in the United States and other countries.  CERAGON ® is a trademark of Ceragon Networks Ltd., registered in various countries.  Other names mentioned in this publication are owned by their respective holders.

Company & Investor Contact:	Media Contact:	Media Contact:
Yoel Knoll	Abigail Levy-Gurwitz	Karen Quatromoni
Ceragon Networks Ltd.	Ceragon Networks Ltd.	Rainier Communications
Tel: +1-(201)-853-0228	Tel: +1-(201)-853-0271	Tel. +1-(508)-475-0025 x150
yoelk@ceragon.com	abigaill@ceragon.com	kquatromoni@rainierco.com

Join the discussion

This press release may contain statements concerning Ceragon’s future prospects that are “forward-looking statements” under the Private Securities Litigation Reform Act of 1995. These statements are based on current expectations and projections that involve a number of risks and uncertainties. There can be no assurance that future results will be achieved, and actual results could differ materially from forecasts and estimates. These are important factors that could cause actual results to differ materially from forecasts and estimates. Some of the factors that could significantly impact the forward-looking statements in this press release include the risk of significant expenses in connection with potential contingent tax liability associated with Nera’s prior operations or facilities, risks associated with unexpected changes in customer demand, risks associated with increased working capital needs, and other risks and uncertainties, which are discussed in greater detail in Ceragon’s Annual Report on Form 20-F and Ceragon’s other filings with the Securities and Exchange Commission. Forward-looking statements speak only as of the date on which they are made and Ceragon undertakes no commitment to revise or update any forward-looking statement in order to reflect events or circumstances after the date any such statement is made. Ceragon’s public filings are available from the Securities and Exchange Commission’s website at www.sec.gov or may be obtained on Ceragon’s website at www.ceragon.com